
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 13, 2006

Mr. Lester S. Caesar
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue
Greenwich, Connecticut 06830

> **Re:** **Global Gold Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 02-69494**

Dear Mr. Caesar:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Audit Opinions

1. Article 2 of Regulation S-X requires annual financial statements included in SEC filings to be audited in accordance with U.S. generally accepted auditing standards. Release No. 34-49708 issued May 14, 2004 states that "effective

immediately, references in Commission rules and staff guidance and in the federal securities laws to GAAS or to specific standards under GAAS, as they relate to issuers, should be understood to mean the standards of the PCAOB plus any applicable rules of the Commission."

The audit reports of Grant Thornton Amyot LLC on the financial statements of Armenia Representative Office of Global Gold Mining LLC, Mego Gold LLC, and SHA LLC included in your Form 10-KSB for the year ended December 31, 2005 indicate that the audits were conducted in accordance with International Standards on Auditing. You should take whatever steps are necessary to obtain audits conducted in conformity with the standards of the PCAOB for each of these entities.

Until such time as you are able to obtain audits conducted in accordance with the standards of the PCAOB for each of these entities, you will be unable to report your financial information on an audited basis. In this regard, please understand that it would not be appropriate for your principal auditor to issue an opinion on the consolidated financial statements of Global Gold Corporation, stating that the audit was conducted in accordance with the standards of the PCAOB, if the entire consolidated audit was not conducted in accordance with the standards of the PCAOB.

Accordingly, you should immediately amend your Form 10-KSB to remove the audit reports on the financial statements of Global Gold Corporation and each of the Armenian subsidiaries, and to include labeling of all information that is normally audited as unaudited. Please include an explanation in the forepart of your amendment, describing the reasons for the amendment and your plans for remedying this situation.

We encourage you to consider your filing obligations under Item 4.02 of Form 8-K.

2.   The audit report of your principal auditor, Allen G. Roth, P.A., states that with respect to three operating subsidiaries in Armenia the audit opinion is "…based solely on the reports of the other auditors." The principal auditor's report expresses an unqualified opinion on the registrant's conformity with U.S. GAAP. However, the report of Grant Thornton Amyot LLC on the financial statements of Mego Gold LLC expresses an opinion that includes qualifications with respect to conformity with US GAAP.

As set forth in SAB Topic 1.E.2., audit report qualifications with respect to audit scope limitations or compliance with accounting principles are not acceptable in

SEC filings. Further, it is unclear how the principal auditor was able to render an unqualified opinion on the financial statements of the registrant taken as a whole.

You should take whatever steps are necessary to permit Grant Thornton Amyot LLC, or any other auditor that you may engage, to render an unqualified report. Until such time as you have an unqualified audit opinion on the financial statements of Mego Gold LLC, or until the audit of the consolidated entity encompasses this subsidiary without qualification, you will be unable to report your financial information on an audited basis.

Accordingly, you should immediately amend your Form 10-KSB to remove the audit report on the financial statements of Global Gold Corporation and Subsidiaries.

3.   It does not appear that Grant Thornton Amyot LLC is registered with the PCAOB. The auditor of the financial statements of the non-issuer entity must be registered with the PCAOB if, in performing the audit, the auditor played a "substantial role" in the audit of the issuer, as that term is defined in PCAOB Rule 1001(p)(ii). If the "substantial role" test is not met, the firm is not required to be registered with the PCAOB.

Please tell us how you considered this guidance in determining whether Grant Thornton Amyot LLC was required to be registered with the PCAOB. Your response should address each of the "tests" outlined in PCAOB Rule 1001(p)(ii).

4.   The audit firm of Grant Thornton Amyot LLC is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings.

One acceptable way for Grant Thornton Amyot LLC to meet this requirement is to be affiliated with the U.S. firm of Grant Thornton LLP through the Appendix K mechanism of the former SEC Practice Session (SECPS) of the American Institute of Certified Public Accountants. These SECPS rules established minimum requirements for the pre-filing review of the SEC filing by an expert knowledgeable about US GAAP, PCAOB Standard, U.S. auditor independence and SEC reporting requirements designated by the U.S. firm. The SECPS was replaced by the AICPA's Center for Public Company Audit Firms and the PCAOB adopted these "Appendix K" requirements as part of their Interim Quality Control Standards (Rule 3400T).

It has recently come to our attention that Grant Thornton LLP (United States) did not perform any procedures related to the audits of Armenia Representative Office of Global Mining LLC, Mego Gold LLC, and SHA LLC. Accordingly, if you wish to retain Grant Thornton Amyot LLC to provide audit services that would be acceptable for SEC reporting purposes, you should advise that firm to provide us with additional information regarding its experience in applying US GAAP, PCAOB Standards, U.S. auditor independence and SEC reporting requirements. We would expect to have further comments in the course of evaluating this information.

5.   We note your disclosure in your Item 4.01 Form 8-K filed on May 18, 2006, as amended June 8, 2006, that Sherb & Co will continue to rely on Grant Thornton Amyot LLC as the auditors for GGLLC, Mego Gold LLC and SHA LLC. Until you are able to satisfactorily address the audit issues identified in this letter, such reliance would be inappropriate.

Statement of Cash Flows, page F-10

6.   It appears you would need to revise your statement of cash flows to begin with the amounts you report as net loss applicable to common shareholders for 2004 and 2005 in order to comply with the guidance in paragraph 28 of SFAS 95.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief